SECURITIES AND EXCHANGE COMMISSION

02004923

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38114

RECEIVED MAR 04 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Liberty Brokerage Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street, 30th Floor

(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Holub **(212) 208-3873**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, William C. Holub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Liberty Brokerage Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

SUSAN DEMARCO
Notary Public, State of New York
No. 01DE6006362
Qualified in Richmond County
Commission Expires May 4, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Liberty Brokerage Inc. and Subsidiaries

December 31, 2001
with Report of Independent Auditors

LIBERTY BROKERAGE INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2001

Contents



■ **Ernst & Young LLP**
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Director and Stockholder of
Liberty Brokerage Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Liberty Brokerage Inc. and Subsidiaries (the "Company") as of December 31, 2001. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Liberty Brokerage Inc. and Subsidiaries at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 15, 2002

LIBERTY BROKERAGE INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2001

Assets

Cash	$	12,698,300
Short term investments		19,123,700
Securities purchased under agreements to resell		23,998,800
Receivable from brokers, dealers, financial institutions and clearing organizations		367,048,800
Accounts receivable		309,600
Due from affiliates		21,923,800
Investment in affiliate		9,213,800
Prepaid expenses		960,600
Income taxes receivable		790,600
Equipment, at cost (net of accumulated depreciation of $1,912,000)		672,200
Excess of cost over fair value of assets acquired (net of accumulated amortization of $2,928,600)		2,031,800
Other assets		439,400
	$	459,211,400

Liabilities, Minority Interest, and Stockholder's Equity

Liabilities

Payable to brokers, dealers, financial institutions and clearing organizations	$	379,940,200
Securities sold under agreements to repurchase		12,120,000
Accrued personnel costs		5,778,300
Accounts payable and accrued liabilities		1,760,000
Due to affiliates		375,700
Income taxes payable		99,500
		400,073,700
Minority interest		6,431,600
Stockholder's equity		52,706,100
	$	459,211,400

The accompanying notes are an integral part of this consolidated statement of financial condition.

LIBERTY BROKERAGE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Liberty Brokerage Inc. ("LBI") and Subsidiaries (together, the "Company") is engaged primarily as a broker of U.S. and foreign government securities, global debt, corporate fixed income securities and repurchase agreements from its offices in New York and Paris. The Company is a wholly-owned subsidiary of Liberty Brokerage Investment Corp. ("LBIC"), which is a wholly-owned subsidiary of Tullett & Tokyo Liberty plc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates - The preparation of consolidated statement of financial condition in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Principles of consolidation - The consolidated statement of financial condition includes the accounts of Liberty Brokerage Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Securities transactions - Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Fair values of financial instruments – The carrying amounts of cash, short term investments, receivables from/payable to brokers, dealers, financial institutions and clearing organizations, due from/to affiliates, accrued personnel costs, and accounts payable and accrued liabilities reported in the consolidated statement of financial condition approximate their fair values.

Short term investments - Short term investments are recorded at cost plus accrued interest, which approximates fair value. Such investments have varying maturity dates within one year.

Equipment - Equipment is depreciated on a straight line basis over the estimated useful lives of the assets, generally three to five years.

Excess of cost over fair value of assets acquired - Excess of cost over fair value of assets acquired is being amortized on a straight line basis over fifteen years.

On January 1, 2002 the Company implemented the provisions of Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"), regarding the impairment of its intangible assets. On a periodic basis, the Company reviews its intangible assets for impairment when events or changes in circumstances arise that may affect the underlying basis of the assets. The Company does not expect the implementation of FAS 142 to have a material impact on its financial statements.

Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Securities purchased under agreements to resell and Securities sold under agreements to repurchase – Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financings. Such transactions represent overnight collateralized financing transactions with major financial institutions and are recorded at the amounts at which the securities will be resold plus accrued interest.

On January 1, 1998, the Company implemented the provisions of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("FAS 125"), regarding the accounting for collateral. At December 31, 2001, the Company did not have collateral in connection with the types of transactions defined in FAS 125 and, accordingly, has not recorded collateral on the consolidated statement of financial condition.

Investment in affiliates – The Company's investment in affiliate is stated at cost. The asset value is reduced when a decline in value is other than temporary.

At December 31, 2001, Liberty Brokerage Limited ("LBL") a majority owned subsidiary of the Company, holds a 12% ownership position in Tullett & Tokyo Forex #2 Limited ("T&TF"). T&TF is a United Kingdom holding company which owns interests in several affiliated foreign broker/dealers. Such ownership is in the form of preference shares, which mature in 20 years, have a face amount of approximately $17,464,800, and accumulate dividends. As of December 31, 2001, T&TF has not declared any dividends from profits. Therefore LBL has cumulative unrecorded preference dividends of $717,100.

Income taxes - The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of LBIC. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with its parent. Amounts due to or receivable from the parent, with respect to current income taxes, are settled currently.

Foreign currency translation - All foreign denominated assets and liabilities are translated at current exchange rates, and revenues and expenses at an average rate for the period. Gains and losses resulting from translation are reported separately as a component of stockholder's equity.

Continued

LIBERTY BROKERAGE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

3. SHORT TERM INVESTMENTS

Short term investments are comprised of the following:

U.S. treasury bills	$	13,122,300
Money market funds		5,397,000
Time Deposits		604,400
	$	19,123,700

As of December 31, 2001, the Company's U.S. treasury bills were held at one major U.S. financial institution and two clearing organizations. The remaining short term investments are also held at major financial institutions ($7,652,400).

4. EQUIPMENT

Equipment is comprised of the following:

Computer and communications equipment	$	1,323,000
Furniture, fixtures and other equipment		1,261,200
		2,584,200
Less - accumulated depreciation and amortization		1,912,000
	$	672,200

Continued

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions	$ 9,681,200	$ 1,218,900
Securities failed-to-deliver/receive	354,699,300	367,260,500
Clearing organizations	2,668,300	6,283,100
Other, including affiliates	-	5,177,700
	$ 367,048,800	$ 379,940,200

6. INCOME TAXES

Income taxes receivable includes deferred tax assets of $237,300. Deferred tax assets arise from temporary differences between financial statement and taxable income. These temporary differences include deferred compensation and the allowance for doubtful accounts. No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax assets will be realized.

7. REGULATORY REQUIREMENTS

Under the Government Securities Act of 1986, LBI is subject to Regulation 402.2 of the Department of the Treasury ("GSA Regulation 402.2") and the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which require the maintenance of minimum liquid capital, as defined. LBI is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraph (k)(2)(i), since LBI does not hold funds or securities of customers.

LBI had liquid capital of approximately $17,729,000 at December 31, 2001, which was approximately $14,676,300 in excess of the minimum liquid capital requirements. LBI's ratio of liquid capital to total haircuts was 6.97 to 1. Pursuant to GSA Regulation 402.2 no equity capital may be withdrawn if, after giving effect to such withdrawal, the ratio of liquid capital to total haircuts would be less than 1.5 to 1.

Certain other subsidiaries of the Company are subject to minimum regulatory capital requirements and the related restrictions on withdrawal of equity capital, payment of subordinated debt, or the payment of cash dividends promulgated by authorities of the countries in which they operate. At December 31, 2001, these subsidiaries were in compliance with their local regulatory capital requirements.

Continued

8. EMPLOYEE BENEFIT PLANS

The Company's parent maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

9. COMMITMENTS AND CONTINGENCIES

The Company has noncancellable operating leases covering office space and equipment which expire on various dates through 2008. Minimum future rental payments under these leases are as follows:

2002	$ 330,400
2003	330,400
2004	330,400
2005	330,400
2006	330,400
Thereafter	1,320,300
	$ 2,972,300

The Company's leases for office space contain escalation clauses providing for increased payments based upon increases in certain costs of the lessor.

The Company has been named as defendant in various actions relating to its business. Some of the actions seek damages of material or indeterminate amounts. While the ultimate outcome of litigation involving the Company cannot be predicted with certainty, management, having reviewed these actions with its counsel, believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously.

In the opinion of the management of the Company, the ultimate resolution of all such litigation should not have a material adverse effect on the consolidated financial condition of the Company.

10. OFF-BALANCE-SHEET CREDIT RISK

The Company's brokerage activities include execution and clearance of U.S. and foreign government, mortgage-backed and corporate fixed income securities (cash market and when-issued). Substantially all transactions are executed on a riskless principal basis for undisclosed principals and settle within three business days for cash. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily large financial institutions.

Continued

10. OFF-BALANCE-SHEET CREDIT RISK, continued

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through Government Securities Clearing Corporation ("GSCC") or Mortgage Backed Securities Clearing Corporation ("MBSCC"). In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction.

The GSCC and MBSCC help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members.

Settlement of the Company's open securities purchase and sale transactions is not expected to have a material effect on the Company's consolidated financial position.

11. RELATED PARTY TRANSACTIONS

Due from affiliates includes receivables from LBIC, Tullett & Tokyo Liberty Inc. ("TTLI") and Tullett & Tokyo Liberty (Securities) Limited ("TTLSL) for $14,436,000, $544,200 and $6,917,400, respectively. The receivable from LBIC represents interest bearing cash advances, which are payable on demand, net of allocated general and administrative expenses payable and income taxes payable pursuant to its informal tax sharing agreement with LBIC (see Note 2). The receivable from TTLI represents non-interest bearing advances, which are payable on demand. The receivable from TTLSL represents interest bearing advances, which are payable on demand. The receivables from LBIC and TTLSL have been subordinated to the claims of the general creditors of LBIC and TTLSL respectively, and bear interest at 1% over the prime rate.

Due to affiliates includes payables to other affiliates for $375,700, consisting of non-interest bearing cash advances which are payable on demand.

The Company clears securities transactions on behalf of an affiliated company. As of December 31, 2001, the Company had a net payable to this affiliate totaling $4,689,400, which is reflected in Other in "Payable to brokers, dealers, financial institutions, and clearing organizations" in the accompanying statement of financial condition (See Note 5).